--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  1  OF  18  PAGES
--------------------------------             --------------------------------
                                                          OMB APPROVAL
                                                  -----------------------------
                         UNITED STATES              MB Number:       3235-0145
              SECURITIES AND EXCHANGE COMMISSION    Expires:  October 31, 2002
                     WASHINGTON, D.C. 20549         Estimated average burden
                                                    hours per response....14.90


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                                  Genesys S.A.
-------------------------------------------------------------------------------
                                (Name of Issuer)

     Ordinary Shares, nominal value EUR 5 per share (evidenced by American
      Depository Receipts, which represent one-half of one ordinary share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37185M100
                           ------------------------
                                 (CUSIP Number)
                                  John Hassett
                          c/o Radius Capital Partners
                             America's Cup Building
                                 30 Doaks Lane
                              Marblehead, MA 01945
                                  781-639-0900
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 21, 2002
                           ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  2  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        John Hassett

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [X]
                                                                     (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.

------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

        Not applicable.

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

------- -----------------------------------------------------------------------

                           7    SOLE VOTING POWER

                                173,717 shares (evidenced by 347,434 American
                                Depository Receipts)
       NUMBER OF          ----- -----------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ----- -----------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                    173,717 shares (evidenced by 347,434 American
                                Depository Receipts)
                          ----- -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        173,717 shares (evidenced by 347,434 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  3  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Graham Partners, L.P.
------- -----------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [X]
                                                                    (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.

------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]

        Not applicable.

------- ----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)
       NUMBER OF
        SHARES           ----- ------------------------------------------------
      BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY
         EACH                  0 shares
      REPORTING
       PERSON           ----- -------------------------------------------------
        WITH              9    SOLE DISPOSITIVE POWER

                               243,750 shares (evidenced by 457,500 American
                               Depository Receipts and 15,000 ordinary shares)
                        ----- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0 shares
------- -----------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)

------- -----------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [ ]

        Not applicable.
------- -----------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

------- -----------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  4  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Monica Graham

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.

------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]

        Not applicable.

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United State citizen

------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                243,750 shares (evidenced by 457,500 American
                                Depository Receipts and 15,000 ordinary shares)
       NUMBER OF         ----- ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                 0 shares
         EACH            ----- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   243,750 shares (evidenced by 457,500 American
                                Depository Receipts and 15,000 ordinary shares)
                         ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        243,750 shares (evidenced by 457,500 American Depository Receipts and 15,000 ordinary shares)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

        Not applicable.

------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  5  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Ring Partners Limited Partnership

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.

------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]

        Not applicable.

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                103,168.5 shares (evidenced by 206,337 American
                                Depository Receipts)
        NUMBER OF         ---- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
          EACH            ---- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                   103,168.5 shares (evidenced by 206,337 American
                                Depository Receipts)
                          ---- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        103,168.5 shares (evidenced by 206,337 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [ ]

        Not applicable.

------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        PN
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  6  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        GRI Holdings LLC
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

        Not applicable.
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                103,168.5 shares (evidenced by 206,337 American
                                Depository Receipts)
       NUMBER OF          ---- ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ---- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   103,168.5 shares (evidenced by 206,337 American
                                Depository Receipts)
                          ---- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        103,168.5 shares (evidenced by 206,337 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.7%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  7  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        George R. Ireland
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.

------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                131,815 shares (evidenced by 263,630 American
                                Depository Receipts)
       NUMBER OF          ---- ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ---- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   131,815 shares (evidenced by 263,630 American
                                Depository Receipts)
                          ---- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        131,815 shares (evidenced by 263,630 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.9%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        IN
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  8  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        The Ocean Fund
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

        Not applicable.
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                224,483 shares (evidenced by 448,966 American
                                Depository Receipts)
       NUMBER OF          ---- ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ---- ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   224,483 shares (evidenced by 448,966 American
                                Depository Receipts)
                          ---- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        224,483 shares (evidenced by 448,966 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        OO
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE  9  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        The Lake Fund
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) [X]
                                                                    (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        Not applicable.
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                118,140 shares (evidenced by 236,280 American
                                Depository Receipts)
       NUMBER OF         ---- ------------------------------------------------
        SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ---- ------------------------------------------------
       REPORTING
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH
                                118,140 shares (evidenced by 236,280 American
                                Depository Receipts)
                          ---- ------------------------------------------------

                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        118,140 shares (evidenced by 236,280 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.8%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        OO
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 10  OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Oscar Heijn
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]

        Not applicable.
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Dutch citizen
------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                354,118.5 shares (evidenced by 708,237 American
                                Depository Receipts)
       NUMBER OF
        SHARES            ----  -----------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
      OWNED BY
        EACH                    0 shares
     REPORTING            ---- ------------------------------------------------
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                354,118.5 shares (evidenced by 708,237 American
                                Depository Receipts)
                          ---- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- -----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        354,118.5 shares (evidenced by 708,237 American Depository Receipts)

------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

        Not applicable.
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.3%

------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        IN
------- -----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 11 OF  18  PAGES
--------------------------------             --------------------------------

------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Plevier Beleggingen B.V.
------- ----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [X]
                                                                       (b) [ ]

------- ----------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not applicable, see Item 3.
------- ----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                             [ ]

        Not applicable.

------- ----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        The Netherlands

------------------------- ----- ----------------------------------------------
                           7    SOLE VOTING POWER

                                342,623 shares (evidenced by 685,246 American
                                Depository Receipts)
       NUMBER OF          ----- ----------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0 shares
         EACH             ----- ----------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   342,623 shares (evidenced by 685,246 American
                                Depository Receipts)
                          ----- ----------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0 shares
------- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        342,623 shares (evidenced by 685,246 American Depository Receipts)

------- ----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

        Not applicable.
------- ----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.3%

------- ----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
------- ----------------------------------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 12  OF  18  PAGES
--------------------------------             --------------------------------


                                  Schedule 13D

Item 1.    Security and Issuer.

     This statement relates to the ordinary shares, nominal value EUR 5 per share ("Shares") of Genesys S.A. (the "Issuer") having its principal executive office at Le Regent, 4 rue Jules Ferry, DP 1145, 34008 Montpellier Cedex, France.

Item 2.    Identity and Background.

     This statement is being filed by the following shareholders of the Issuer (the "Reporting Persons") who have formed a group to effect a disposition of their Shares:

                      John Hassett (United States citizen)
                          Managing Principal
                          Radius Capital Partners, LLC
                          America's Cup Building
                          30 Doaks Lane
                          Marblehead, MA  01945
                          Radius Capital is a strategic investment firm principally involved in mergers and acquisitions in the telecommunications industry.

                      Graham Partners (a Delaware limited partnership)
                          200 Park Ave., Suite 3900
                          New York, NY 0166
                          The principal business of Graham Partners is money management.

                      Ring Partners Limited Partnership
                          (a Colorado limited partnership)
                          1700 Lincoln Street
                          Denver, CO  80203
                          The principle business of Ring Partners Limited Partnership is money management.

                      George Ireland (United States citizen)
                          General partner
                          Ring Partners Limited Partnership
                          1700 Lincoln Street
                          Denver, CO  80203
                          The principal business of Ring Partners Limited Partnership is described directly above.

                      The Ocean Fund (a Netherlands limited partnership)
                          c/o Plevier Beleggingen BV
                          Roemer Visscherplein 19
                          2106 AG Heemstede
                          The Netherlands
                          The principal business of The Ocean Fund is money management.

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 13  OF  18  PAGES
--------------------------------             --------------------------------


                      The Lake Fund (a Netherlands limited partnership)
                          c/o Plevier Beleggingen BV
                          Roemer Visscherplein 19
                          2106 AG Heemstede
                          The Netherlands
                          The principal business of The Lake Fund is money management

                      Oscar Heijn (Dutch citizen)
                          General Manager
                          Plevier Beleggingen BV
                          Roemer Visscherplein 19
                          2106 AG Heemstede
                          The Netherlands
                          Plevier Beleggingen BV's principal business is money management.

                      GRI Holdings, LLC (a Colorado limited liability company)
                          1700 Lincoln Street
                          Denver, CO  80203
                          GRI Holdings, LLC's principal business is money management

                      Plevier Beleggingen BV (a company organized under the law
                          of The Netherlands)
                          Roemer Visscherplein 19
                          2106 AG Heemstede
                          The Netherlands
                          See description of Plevier Beleggingen BV's principal business under "Reporting Persons" of this
                          Item 2.

                      Monica Graham (United States citizen)
                          Graham Partners
                          200 Park Ave., Suite 3900
                          New York, NY  0166
                          See description of Graham Partners' principal business under "Reporting Persons" of this Item 2.

     During the five years prior to the date hereof, no Reporting Person has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The requirement for this filing was not triggered by the acquisition of shares, and the source and amount of funds is not material to this filing. The group was formed to effect the disposal of Shares, and is required to file this
Schedule 13D pursuant to Section 13(d)(3) of the Act.

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 14  OF  18  PAGES
--------------------------------             --------------------------------


Item 4.    Purpose of Transaction.

     The Reporting Persons formed a group (the "Group") for the purpose of supporting bids by third parties who could buy the shares held by the Reporting Persons and the remaining capital stock of the Issuer in an acquisition negotiated between the Issuer and such third parties. The Group's intention is to introduce viable purchasers to the Issuer's Board of Directors and solicit the support of the Board for such an acquisition. The Group is taking these actions for the benefit of the Group members and is not acting on behalf of the Issuer or the Issuer's management. No agency or broker relation exists between the Group (or any Group member) and the Issuer. The proposals solicited and that would be supported by the Group would include a premium for the shareholders of the Issuer, including the Group members. The Group would support a proposal which met certain conditions, which are discussed in Item 6. Each member of the Group may buy additional Shares or dispose of some or all of the Shares reported herein. The Group does not anticipate having any role in, or control over, the management of the Issuer if such an acquisition is accomplished. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     The information given in this Item 5 relates to the Shares. Some of the Shares held by Group member are held through American Depository Receipts, which evidence one-half of one Share. The calculation of each Reporting Person's Shares is given in the cover page for that Reporting Person. Information from the Issuer's web site on February 27, 2002 indicates that there were 15,183,454 Shares outstanding as of January 7, 2002 (the "Outstanding Shares").

         (a) The Group owns an aggregate of 903,400.5 Shares, or 5.9% of the Outstanding Shares.

         Mr. Hassett owns 173,717 Shares, or 1.1% of the Outstanding Shares.

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 15  OF  18  PAGES
--------------------------------             --------------------------------

     Graham Partners, LP owns 243,750 Shares, or 1.6% of the Outstanding Shares. As the sole general partner of Graham Partners, Monica Graham may also be deemed to own the same number and percentage of Shares.

     Ring Partners Limited Partnership ("RPLP") owns 103,168.5 Shares, or 0.7% of the Outstanding Shares. As a general partner of RPLP, GRI Holdings LLC may be deemed to beneficially own the same number and percentage of Shares. George
R. Ireland is the role controlling person of GRI Holdings LLC. Mr. Ireland also a general partner of RPLP, and in addition owns 28,646.5 Shares himself. As a result of his relationship with RPLP and his direct holdings, Mr. Ireland may be deemed to beneficially own 131,815 Shares, or 0.9% of the Outstanding Shares.

     The Ocean Fund owns 224,483 Shares and The Lake Fund owns 118,140 Shares, or 1.5% and 0.8% of the Outstanding Shares, respectively. Plevier Beleggingen BV ("Plevier") is the general partner of each of these funds and may be deemed the beneficial owner of 342,623 Shares, or 2.3% of the Outstanding Shares. Oscar Heijn is the sole officer and director of Plevier, and also owns 11,495.5 Shares himself. As a result of his relationship with Plevier and his direct holdings, Mr. Heijn may be deemed to beneficially own 354,118.5 Shares, or 2.3% of the Outstanding Shares.

     (b) Each Reporting Person has the sole power to vote (or direct the vote of) and dispose of (or direct the disposition of) the Shares beneficially owned by such Reporting Person. No member of the Group has any right to vote or dispose of the Shares held by any other Group member.

     (c) Transactions have been effected during the last 60 days by the following Reporting Persons:

         Graham Partners, LP bought the Shares below. The first five transactions were on NASDAQ, and the final two were on Euronext.


         ------------------------ ------------------------------- --------------------------------------------
         DATE                       SHARES                             PRICE PER SHARE (PER ADR)
         ------------------------ ------------------------------- --------------------------------------------
         12/31/01                   500 (1,000 ADRs)                   $12.68 ($6.34)
         ------------------------ ------------------------------- --------------------------------------------
         12/28/01                   1,750 (3,500 ADRs)                 $12.62 ($6.31)
         ------------------------ ------------------------------- --------------------------------------------
         1/25/02                    5,000 (10,000 ADRs)                $10.50 ($5.25)
         ------------------------ ------------------------------- --------------------------------------------
         1/28/02                    7,750 (15,500 ADRs)                $10.32 ($5.16)
         ------------------------ ------------------------------- --------------------------------------------
         2/13/02                    3,750 (7,500 ADRs)                 $7.84 ($3.92)
         ------------------------ ------------------------------- --------------------------------------------
         12/28/01                   500 (1000 ADRs)                    $12.68 ($6.34)
         ------------------------ ------------------------------- --------------------------------------------
         2/13/02                    1,000                              $8.216
         ------------------------ ------------------------------- --------------------------------------------

     Ring Partners Limited Partnership bought the Shares below, and effected the transactions on NASDAQ.

         ------------------------ ------------------------------- --------------------------------------------
         DATE                       SHARES                             PRICE PER SHARE (PER ADR)
         ------------------------ ------------------------------- --------------------------------------------
         1/23/02                    450 (900 ADRs)                     $10.76 ($5.38)
         ------------------------ ------------------------------- --------------------------------------------
         1/24/02                    2,900 (5,800 ADRs)                 $10.621 ($5.3105)
         ------------------------ ------------------------------- --------------------------------------------
         2/08/02                    9,375 (18,750 ADRs)                $7.7352 ($3.8676)
         ------------------------ ------------------------------- --------------------------------------------
         2/12/02                    5,000 (10,000 ADRs)                $8.6768 ($4.3384)
         ------------------------ ------------------------------- --------------------------------------------
         2/14/02                    4,500 (9,000 ADRs)                 $8.11 ($4.055)
         ------------------------ ------------------------------- --------------------------------------------
         2/18/02                    4,500 (9,000 ADRs)                 $7.5204 ($3.7602)
         ------------------------ ------------------------------- --------------------------------------------

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 16  OF 18   PAGES
--------------------------------             --------------------------------


     George R. Ireland bought the Shares below and effected the transactions on NASDAQ.


         ------------------------ -------------------------------  --------------------------------------------
         DATE                       SHARES                             PRICE
         ------------------------ ------------------------------- --------------------------------------------
         12/28/02                   450 (900 ADRs)                     $12.8262 ($6.4131)
         ------------------------ ------------------------------- --------------------------------------------
         1/17/02                    50 (100 ADRs)                      $11.3792 ($5.6896)
         ------------------------ ------------------------------- --------------------------------------------
         2/08/02                    3,125 (6,250 ADRs)                 $7.7352 ($3.8676)
         ------------------------ ------------------------------- --------------------------------------------
         2/12/02                    1,500 (3,000 ADRs)                 $8.6768 ($4.3384)
         ------------------------ ------------------------------- --------------------------------------------
         2/14/02                    500 (1,000 ADRs)                   $8.11 ($4.055)
         ------------------------ ------------------------------- --------------------------------------------
         2/18/02                    500 (1,000 ADRs)                   $7.5204 ($3.7602)
         ------------------------ ------------------------------- --------------------------------------------


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Members of the Group reached an oral agreement on 21 February 2002 to solicit the support of the Issuer's Board of Directors in favor of bids which meet certain conditions by potential acquirers of the Issuer. These conditions include a minimum size for the acquirer, a price equal to at least 30 euros per Share on a fully diluted basis, a break-up fee in favor of the Issuer in return for the Issuer granting an exclusivity period to a potential acquirer, the ability of an acquirer to construct a tender offer (or pay the break-up) within 90 days, a collar on offers that include a stock component. The Group indicated these conditions, and the Group's intentions, to the Issuer by a letter dated 21 February 2002. A conformed copy of this letter is attached as Exhibit 1. The Issuer responded to the letter by an e-mail stating that if the issuer were to receive an unsolicited offer, it would give such offer appropriate consideration and respond directly to the person making the offer. One potential acquirer which would meet the size of acquirer test has indicated an interest in a possible transaction, but has made no offer, is not related to the Group in any way, and has given no commitment to the Group to make an offer.

Item 7.    Material to be Filed as Exhibits.

     Exhibit 1 -Conformed copy of letter to the Issuer dated February 21, 2002

     Exhibit 2 - Agreement regarding filing of joint Schedule 13D

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 17  OF  18  PAGES
--------------------------------             --------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    March 1, 2002


                               /s/ John Hassett
                               -------------------------
                               John Hassett

                               /s/ George R. Ireland
                               -------------------------
                               George R. Ireland


                               Ring Partners Limited Partnership

                                  /s/ George R. Ireland
                               By:----------------------
                                 George R. Ireland,
                                 General Partner


                               GRI Holdings LLC

                                  /s/ George R. Ireland
                               By:----------------------


                               Graham Partners, L.P.

                                  /s/ Monica Graham
                               By:----------------------
                                 Monica Graham,
                                 General Partner

                                /s/ Monica Graham
                                -------------------------
                                Monica Graham

--------------------------------             --------------------------------
CUSIP NO. 37185M100                  13D             PAGE 18  OF  18  PAGES
--------------------------------             --------------------------------


                                /s/ Oscar Heijn
                                -------------------------
                                Oscar Heijn


                                Plevier Beleggingen B.V.

                                   /s/ Oscar Heijn
                                By:----------------------


                                The Ocean Fund

                                   /s/ Oscar Heijn
                                By:----------------------



                                The Lake Fund

                                   /s/ Oscar Heijn
                                By:----------------------

     EXHIBIT 1: CONFORMED COPY OF LETTER TO ISSUER DATED FEBRUARY 21, 2002

Genesys Conferencing S.A.
Montpellier, France
Immeuble L'Acropole
954-980, Avenue Jean Mermoz
34000 Montpellier

February 21, 2002


Dear Francois and other Members of the Board,

Together, the undersigned, constituting greater than 5% of the shares of Genesys Conferencing, but currently and in the foreseeable future kept under 30%, wish to seek your support for the sale of all the outstanding equity in Genesys Conferencing under the terms outlined below. We are aware of the serious interest of at lease one suitable acquirer and believe that this potential acquirer will likely make an overture to the Company in the next 30 days. In the alternative, we intend to seek a limited number of highly qualified buyers for Genesys.

It is our sincere hope that the Board of Directors and management of the Company cooperate in this effort. We believe that the greatest value to the stockholders is attainable only through the sale of the business to a strategic buyer; a number of which we believe could become motivated to bid for the Company.

In the case that a qualified potential buyer comes forth indicating interest under the following terms, we intend to vigorously support exclusive dealings with such party for a limited period of time ("Exclusive Period").

TERMS

  1. That the potential buyer has the means for a legal tender offer ("Tender") in cash or in the alternative has a current market capitalization and annual sales both/each greater than $10 billion.
  2. That the potential buyer is prepared to indicate interest with a equity value for the Company in excess of 30 euros per share on a fully diluted basis.
  3. That in exchange for (i) an Exclusive Period (ii) open book, good faith cooperation of the Company for the purposes of due diligence
         (iii) the vigorous support of the Board in the case of such Tender equity value, the potential buyer grant a break-up fee to the benefit of the Company of .5% of such indication of equity value plus debt.
  4. That the potential buyer is prepared to either construct a legal Tender or pay the break-up fee within 90 days.
  5. That in the case of a Tender including a stock component, that a suitable collar is agreed upon, establishing a minimum value for the Company.

We urge the Board and management of the Company to enter into good faith cooperation under the terms above with any party indicating interest under such terms. This group will vigorously support any such offer.

We look forward to a cooperative and fruitful relationship with the Board and management of the Company.

Thank you.


Most Sincerely,

/s/ John Hassettt

John Hassett


/s/  Oscar Heijn

Oscar Heijn
(for himself and on behalf of The Ocean Fund, The Lake Fund and Plevier Beleggingen B.V.)


/s/ Monica Graham

Monica Graham
(for herself and on behalf of Graham Partners, LP)

/s/ George Ireland

George Ireland
(for himself and on behalf of Ring Partners Limited Partnership and GRI Holdings LLC)

                                   EXHIBIT 2

                                   AGREEMENT

     Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Genesys S.A.

     EXECUTED this 1st day of March, 2002.


                               /s/ John Hassett
                               -------------------------
                               John Hassett

                               /s/ George R. Ireland
                               -------------------------
                               George R. Ireland


                               Ring Partners Limited Partnership

                                  /s/ George R. Ireland
                               By:----------------------
                                 George R. Ireland,
                                 General Partner


                               GRI Holdings LLC

                                  /s/ George R. Ireland
                               By:----------------------


                               Graham Partners, L.P.

                                  /s/ Monica Graham
                               By:----------------------
                                 Monica Graham,
                                 General Partner

                                /s/ Monica Graham
                                -------------------------
                                Monica Graham

                                /s/ Oscar Heijn
                                -------------------------
                                Oscar Heijn


                                Plevier Beleggingen B.V.

                                   /s/ Oscar Heijn
                                By:----------------------


                                The Ocean Fund

                                   /s/ Oscar Heijn
                                By:----------------------



                                The Lake Fund

                                   /s/ Oscar Heijn
                                By:----------------------